Exhibit 99.1

Contact Information:
China Ceramics Co., Ltd.	Precept Investor Relations LLC
Edmund Hen, Chief Financial Officer	David Rudnick, Account Manager
Email: info@cceramics.com	Email: david.rudnick@preceptir.com
Phone: +1 917-864-8849

China Ceramics Announces Third Quarter 2015
Financial Results

Jinjiang, Fujian Province, China, November 19, 2015–China Ceramics Co., Ltd. (NASDAQ Global Market: CCCL) (“China Ceramics” or the “Company”), a leading Chinese manufacturer of ceramic tiles used for exterior siding and for interior flooring and design in residential and commercial buildings, today announced financial results for the third quarter ended September 30, 2015.

Third Quarter 2015 Highlights

▪	Revenue was RMB 339.0 million (US$ 53.3 million), up 5.9% from the third quarter of 2014
▪	Gross profit was RMB 46.3 million (US$ 7.3 million), up 10.8% from the third quarter of 2014
▪	Plant utilization was 65% as compared to 68% in the third quarter of 2014
▪	Net profit was RMB 26.9 million (US$ 4.2 million) down 24.6% from the third quarter of 2014. On a non-GAAP basis, net profit for the current quarter increased 14.5% from the third quarter 2014, as adjusted for the non-cash fair value gain on derivative financial instruments in the year-ago quarter.
▪	Unrestricted cash as of September 30, 2015 was RMB 226.3 million (US$ 35.6 million), or RMB 11.08 (US$ 1.74) per share

“We reported solid financial results in the third quarter due to our continued strong marketing efforts, sustained pricing power and a modest improvement in China’s real estate and construction markets. The quarter’s modestly improved top line results were driven by improved customer demand and a higher average selling price for our products. Further, a gradual migration of our sales towards higher margin products helped to solidify our margins in the quarter. We are also excited about our new glazed brick ceramic tile product which will help diversify our product portfolio even further,” said Mr. Jiadong Huang, CEO of China Ceramics.

“We are utilizing production facilities capable of producing 47 million square meters of ceramic tiles per year out of a total annual production capacity of 72 million square meters. This was a modest 4.4% decrease over what we utilized during this period last year. We hope to bring additional capacity online going forward as business conditions improve.

“For the fourth quarter, we anticipate a modest improvement in the macroeconomic factors which contribute to the demand for our products. However, we also expect a seasonal slowdown consistent with the construction building cycle which would lead to lower sequential fourth quarter results. In the periods ahead, we plan to especially focus upon developing stronger relationships with larger property developers and we plan to tailor our marketing efforts towards those cities in China which offer better potential for new property development. Despite periods of occasional volatility, we believe that China’s urbanization and economic growth continue to support the viability of our business. We also believe that we have the management expertise and operating infrastructure to adapt to difficult market conditions as well as to capitalize upon the opportunities presented by an improving market environment,” concluded Mr. Jiadong Huang.

1

Third Quarter 2015 Results

Revenue for the third quarter ended September 30, 2015 was RMB 339.0 million (US$ 53.3 million), an increase of 5.9% from RMB 320.1 million for the third quarter ended September 30, 2014. The year-over-year increase in revenue was driven by a 2.8% increase in sales volume to 11.0 million square meters of ceramic tiles in the third quarter of 2015 from 10.7 million square meters in the third quarter of 2014 and a 3.3% increase in average selling price in the third quarter of 2015 to RMB 30.9 (US$ 4.9) as compared to RMB 29.9 for the third quarter of 2014.

Gross profit for the third quarter ended September 30, 2015 was RMB 46.3 million (US$ 7.3 million), an increase of 10.8% from RMB 41.8 million for the third quarter of 2014. The gross profit margin was 13.7% for the third quarter ended September 30, 2015 compared to 13.1% for the third quarter of 2014. The year-over-year improvement in gross profit margin was primarily driven by the increase in average selling price.

Selling and distribution expenses for the third quarter ended September 30, 2015 were RMB 2.7 million (US$ 0.4 million), unchanged from RMB 2.7 million in the third quarter of 2014.

Realized and unrealized fair value gain on derivative financial instruments for the third quarter ended September 30, 2015 was nil, as compared to RMB 12.2 million for the third quarter of 2014. During the second quarter of 2013 and the first quarter of 2014, we entered into certain foreign currency transaction agreements with Taishin International Bank for investment purposes. In July 2014, our Chief Executive Officer, the Company’s largest shareholder, and an affiliate of our Chief Executive Officer, agreed to assume these agreements. As a result, after July 31, 2014 we were no longer required to fund any losses related to these agreements and neither suffered any future liabilities arising under those agreements nor realized any benefits arising under those agreements.

Other expenses for the third quarter ended September 30, 2015 were RMB 1.3 million (US$ 0.2 million), as compared to RMB 0.3 million for the third quarter of 2014. The year-over-year increase in other expenses was mainly caused by the exchange gain of RMB 0.2 million for the third quarter ended September 30, 2014, whereas the exchange loss was RMB 1.0 million for the third quarter in 2015. The exchange loss was primarily caused by the appreciation of RMB on our USD denominated bank loans in this quarter.

Profit from operations before taxation for the third quarter ended September 30, 2015 was RMB 36.6 million (US$ 5.8 million), a decrease of 17.0% from RMB 44.1 million for the third quarter of 2014. The year-over-year decrease in profit from operations was primarily the result of the fair value gain on derivative financial instruments of RMB 12.2 million in the third quarter of 2014. On a non-GAAP basis, profit from operations before taxation for the current quarter increased 14.7% from RMB 31.9 million in the third quarter 2014, as adjusted for the non-cash RMB 12.2 million fair value gain on derivative financial instruments in the year-ago quarter.

Net profit for the third quarter ended September 30, 2015 was RMB 26.9 million (US$ 4.2 million), as compared to RMB 35.7 million for the comparable period of 2014. On a non-GAAP basis, net profit for the current quarter increased 14.5% from RMB 23.5 million in the third quarter 2014, as adjusted for the non-cash RMB 12.2 million fair value gain on derivative financial instruments in the year-ago quarter.

2

Earnings per fully diluted share were RMB 1.32 (US$ 0.21) for the third quarter ended September 30, 2015 as compared to RMB 1.75 for the third quarter of 2014. On a non-GAAP basis, earnings per fully diluted share for the current quarter increased 14.8% from RMB 1.15 in the third quarter 2014, as adjusted for the non-cash RMB 12.2 million fair value gain on derivative financial instruments in the year-ago quarter. Per share calculations for the third quarters of 2015 and 2014 were computed using 20.4 million shares.

EBITDA for the third quarter ended September 30, 2015 was RMB 54.8 million (US$ 8.6 million), a decrease of 12.3% from RMB 62.5 million for the third quarter ended September 30, 2014. On an adjusted non-GAAP basis, EBITDA for the current quarter increased 8.8% from RMB 50.3 million in the third quarter 2014, as adjusted for the non-cash RMB 12.2 million fair value gain on derivative financial instruments in the year-ago quarter.

Nine Months 2015 Financial Results

Revenue for the nine months ended September 30, 2015 was RMB 808.8 million (US$ 127.3 million), an increase of 1.4% as compared to RMB 797.5 million for the nine months ended September 30, 2014. Gross profit was RMB 95.9 million (US$ 15.1 million), up 27.4% from RMB 75.3 million in the nine months ended September 30, 2014. The gross profit margin was 11.9% compared to 9.4% in the same period of 2014. Selling expenses were RMB 8.2 million (US$ 1.3 million), compared to RMB 11.2 million in the same period of 2014. Administrative expenses were RMB 15.6 million (US$ 2.5 million), compared to RMB 20.7 million for the same period of 2014. The realized and unrealized fair value loss on derivative financial instruments was nil, compared to RMB 59.5 million for the same period of 2014. Other expenses were RMB 2.0 million (US$ 0.3 million), compared to RMB 4.9 million in the same period of 2014. Net profit for the nine months ended September 30, 2015 was RMB 48.9 million (US$ 7.7 million), compared to a net loss of RMB 35.1 million for the same period of 2014; on a non-GAAP basis, this compared to net profit of RMB 24.4 million for the first nine months of 2014, as adjusted for the non-cash RMB 59.5 million fair value loss on derivative financial instruments in the year-ago same period. Earnings per fully diluted share were RMB 2.39 (US$ 0.38) for the nine months ended September 30, 2015 and loss per fully diluted share was RMB 1.72 in the same period of 2014; on a non-GAAP basis, this compared to earnings per fully diluted share of RMB 1.19 for the first nine months of 2014, as adjusted for the non-cash RMB 59.5 million fair value loss on derivative financial instruments in the year-ago same period. Earnings/loss per fully diluted share for the nine months of 2015 and 2014 were computed using 20.4 million shares.

Third Quarter 2015 Statements of Selected Financial Position Items

▪	Cash and bank balances were RMB 226.3 million (US$ 35.6 million) as of September 30, 2015, compared with RMB 61.2 million as of December 31, 2014. The increase in cash and bank balances of RMB 165.1 million was primarily the result of cash generated from operating activities for the first nine months of 2015 of RMB 167.5 million (US$ 26.4 million).

▪	Short-term bank borrowings were RMB 84.3 million (US$ 13.3 million) as of September 30, 2015, compared with RMB 84.7 million as of December 31, 2014. The decrease was primarily due to the net repayment of short-term bank borrowings of RMB 1.4 million during the first nine months of 2015.

▪	Inventory turnover was 124 days as of September 30, 2015 compared with 125 days as of December 31, 2014.

▪	Trade receivables turnover, net of value added tax, was 166 days as of September 30, 2015 compared with 156 days as of December 31, 2014. Prior to 2012, we typically offered a credit period of 90 days to our distributors, but extended it to 150 days at the end of 2012 to address funding pressures on distributors associated with the challenging real estate market conditions in China. We extended the credit period from 90 days to 120 days to direct company accounts at the end of 2014. The currently challenging economic environment has prompted us to offer extended credit terms to certain customers resulting in a higher trade receivables turnover figure than normal.

▪	Trade payables turnover, net of value added tax, was 81 days as of September 30, 2015 compared with 64 days as of December 31, 2014. The average turnover days were within the normal credit period of one to four months granted by our suppliers.

3

Liquidity and Capital Resources

Cash flow used in operating activities was RMB 28.3 million (US$ 4.4 million) for the quarter ended September 30, 2015, compared to cash used in operating activities of RMB 58.0 million in the same period in 2014. The year-over-year decrease in cash outflows of RMB 29.7 million was mainly caused by: (i) profit before taxation of RMB 36.6 million for the quarter ended September 30, 2015, compared to a profit before taxation of RMB 27.8 million for the same period last year, which excludes the non-cash RMB 16.3 million fair value gain on derivative financial instruments incurred in the quarter ended September 30, 2014; (ii) an increase in inventories of RMB 4.1 million for the quarter ended September 30, 2015, compared to an increase in inventories of RMB 35.7 million in the same period last year; (iii) an increase in trade payables of RMB 49.4 million for the quarter ended September 30, 2015, compared to an increase of RMB 32.4 million in the same period last year; and (iv) a decrease in other receivables and prepayments of RMB 2.8 million for the quarter ended September 30, 2015, compared to a decrease in other receivables and prepayments of RMB 1.2 million in the same period last year; offset by (v) an increase in trade receivables of RMB 139.1 million for the quarter ended September 30, 2015, compared to an increase of RMB 113.2 million in the same period last year; and (vi) an increase in accrued liabilities, other payables and amounts owed to a related party of RMB 9.4 million for the quarter ended September 30, 2015, compared to an increase in accrued liabilities, other payables and amount owed to related parties of RMB 11.0 million in the same period last year.

Cash flow generated from investing activities was RMB 0.2 million (US$ 0.03 million) for the quarter ended September 30, 2015, compared to RMB 0.1 million of cash flow generated from investing activities in the same period of 2014.

Cash flow used in financing activities was RMB 1.4 million (US$ 0.2 million) for the quarter ended September 30, 2015, compared to RMB 6.8 million for the same period of 2014, due to repayment to related parties of RMB 6.8 million in the quarter ended September 30, 2014.

Plant Capacity and Capital Expenditures Update

For the third quarter of 2015, we utilized plant capacity capable of producing 47 million square meters of ceramic tiles annually out of a total annual production capacity of 72 million square meters. This represents a 4.4% decrease in plant capacity utilization from the third quarter of 2014 when we utilized plant capacity capable of producing 49 million square meters of ceramic tiles annually.

Our Hengda facility has an annual production capacity of 42 million square meters of ceramic tiles and we utilized annual capacity capable of producing 29 million square meters of ceramic tiles in the third quarter of 2015. Our Hengdali facility has an annual production capacity of 30 million square meters and we utilized annual capacity capable of producing 18 million square meters of ceramic tiles in the third quarter of 2015.

4

We will bring our unused production capacity online as customer demand dictates and when there are further signs of improvement in China’s real estate and construction sector.

In terms of our capital expenditures, in the third quarter we began renovating our state-of-the-art showroom in our Hengda facility (the Hengda Exhibition Hall) that is a valuable resource for the marketing and promotion of our extensive line of building material products. We are confident that upgrading this showroom will enable us to continue to secure significant new contracts for our products, especially from larger property developers. Capital expenditures for the new renovations to the Hengda Exhibition Hall were RMB 3.9 million in the third quarter of 2015, which remained unpaid as of September 30, 2015. We estimate that the total cost of the renovations will be approximately RMB 11.1 million. The renovations associated with the Hengda Exhibition Hall is expected to be completed by the end of 2015.

We are also constructing a new production line to manufacture glazed brick ceramic tiles in our Hengdali facility, which we believe will be an attractive addition to our current product portfolio. This new product is engineered to competitively-priced and a highly effective roofing solution for both high rise apartment buildings and housing projects that complements our existing ceramic tile siding products. Capital expenditures for the new line were RMB 18.6 million in the third quarter of 2015, which remained unpaid as of September 30, 2015. We estimate that the total cost of this new line will be approximately RMB 93.0 million. The new production line is expected to be completed by the year end of 2015.

Business Outlook

We expect modestly improving market conditions for the rest of the year which we believe could extend into 2016 attributable to government policies to support the real estate market in China. The new directives include a lower first home down payment ratio of 25% targeting Tier 2 and Tier 3 cities and the lowering of a second home down payment to 20%. Both of these steps should improve the ability of buyers to purchase homes. A steady drop in bank lending rates also appear to have helped to spur demand as property sales have begun to improve and home prices have also edged up, especially in Tier 1 cities. In addition, China’s State Council announced a cut in the minimum capital ratio for fixed asset investments to 25% which could unlock capital for property developers to acquire new land and begin property development projects.

In the third quarter of 2015, we experienced an improvement in customer demand as sales volume rose 2.8% from the year-ago quarter. This reflects an improvement in demand from a slowdown that occurred in the first half of 2015 when our sales volume contracted 7.8% from the first half of 2014. The improvement in the current quarter leads us to believe that we could be emerging from a period of challenging market conditions. However, we need to see further positive trends before we can determine whether we are about to experience a significant turnaround in business conditions. Our marketing and distribution capabilities and strong brand reputation remain key competitive attributes, helping us to realize a 3.3% rise in our average selling price in the third quarter from the year-ago quarter, which is consistent with strong and stable product pricing over the last six quarters.

Although we experienced a slight contraction in customer demand for the first nine months of 2015, in the long-term we believe that the substantial urbanization and economic trends underlying the growth in China’s real estate sector are sustainable. Since the real estate sector is estimated to comprise 15% of China’s gross domestic product, we believe that the Chinese government will continue to adopt policies to support the real estate sector and its related sectors.

We typically receive orders from customers two months in advance of production on a rolling basis. We enter into a dealership agreement with customers, and a sales or purchase contract each time a customer places an order. As of September 30, 2015, our backlog was approximately RMB 159.0 million (US$ 25.0 million) which represents approximately the next two months of revenue as of the end of the third quarter. This compares to a backlog of approximately RMB 140.3 million as of September 30, 2014, a year-over-year increase of 13.3%. Under normal circumstances, our backlog is an indicator of revenues that might be expected in the next quarter, though it is subject to change as a result of unforeseen business conditions and events including credit payment terms.

5

We continue to anticipate consolidation among property developers and believe that we are optimally positioned to provide quality products and service to this constituency. We also believe that exits by smaller competitors will continue to occur in our sector as less well-financed companies will not be able to comply with stricter environmental regulations. We believe that our extensive product platform, reputation for quality and excellent customer service continue to enhance customer loyalty and give us confidence in securing more orders. Further, we believe that our deep management and marketing experience in the sector and modernized operating production plant afford us a sustainable competitive advantage which will enable us to capitalize upon market opportunities in the periods ahead.

Dividend Policy for Fiscal 2015

The Company’s Board of Directors has engaged in continued deliberations as to the Company’s dividend policy for 2015. It has determined that it would be prudent to conserve cash and delay any dividends at this time due to concerns about the slowdown in China’s economy and the real estate sector which would negatively impact the building materials industry. The Board of Directors will engage in additional discussions as to the Company’s dividend policy and will update the market accordingly.

Status of the Class Action Litigation

The Company previously disclosed that it had reached an agreement in principle to settle the outstanding class action litigation. On February 6, 2015, the Company and the individual defendants reached an agreement in principle to settle the above-described cases as against all defendants in consideration of the payment by the Company of $850,000 in consideration, consisting of $310,000 in US dollars and $540,000 in the Company’s common stock. A Stipulation of Settlement and related documents were subsequently filed with the court, and were revised on July 22, 2015. The settlement is subject to approval by the court. On September 1, 2015, the United States District Court for the Southern District of New York issued a preliminary approval order that among other things preliminarily approved the proposed settlement of the class action litigation. A final hearing is scheduled to be held on January 6, 2016.

Conference Call Information

We will host a conference call at 8:00 am ET on Thursday, November 19, 2015. Listeners may access the call by dialing +1 (866) 395-5819 five to ten minutes prior to the scheduled conference call time. International callers should dial +1 (706) 643-6986. The conference participant pass code is 74400179. A replay of the conference call will be available for 14 days starting from 11:00 am ET on November 19, 2015. To access the replay, dial +1 (855) 859-2056. International callers should dial +1 (404) 537-3406. The pass code is 74400179 for the replay.

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About China Ceramics Co., Ltd.

China Ceramics Co., Ltd. is a leading manufacturer of ceramic tiles in China. The Company’s ceramic tiles are used for exterior siding, interior flooring, and design in residential and commercial buildings. China Ceramics’ products, sold under the “Hengda” or “HD”, “Hengdeli” or “HDL”, the “TOERTO” and “WULIQIAO” brands, and the “Pottery Capital of Tang Dynasty” brands, are available in over 2,000 style, color and size combinations and are distributed through a network of exclusive distributors as well as directly to large property developers. For more information, please visit http://www.cceramics.com.

Currency Convenience Translation

The Company’s financial information is stated in Renminbi (“RMB”). Translations of amounts from RMB into United States dollars (“US$”) in this earnings release are solely for the convenience of the readers and were calculated at the rate of US$1.00 = RMB 6.3556. The exchange rate refers to the historical rate as set forth in the H.10 statistical release published by www.federalreserve.gov on September 30, 2015. Such translations should not be construed as representations that RMB amounts could have been, or could be, converted realized or settled into US$ at that rate on September 30, 2015 or any other rate.

Safe Harbor Statement

Certain of the statements made in this press release are “forward-looking statements” within the meaning and protections of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, assumptions, estimates, intentions, and future performance, and involve known and unknown risks, uncertainties and other factors, which may be beyond our control, and which may cause the actual results, performance, capital, ownership or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements in this press release include, without limitation, the continued stable macroeconomic environment in the PRC, the PRC real estate and construction sectors continuing to exhibit sound long-term fundamentals, our ability to bring additional capacity online going forward as our business improves, our customers continuing to adjust to our product price increases, our ability to sustain our average selling price increases and to continue to build volume in the quarters ahead, and whether our enhanced marketing efforts will help to produce wider customer acceptance of the new price points. All statements other than statements of historical fact are statements that could be forward-looking statements. You can identify these forward-looking statements through our use of words such as “may,” “will,” “anticipate,” “assume,” “should,” “indicate,” “would,” “believe,” “contemplate,” “expect,” “estimate,” “continue,” “plan,” “point to,” “project,” “could,” “intend,” “target” and other similar words and expressions of the future.

All written or oral forward-looking statements attributable to us are expressly qualified in their entirety by this cautionary notice, including, without limitation, those risks and uncertainties described in our annual report on Form 20-F for the year ended December 31, 2014 and otherwise in our SEC reports and filings. Such reports are available upon request from the Company, or from the Securities and Exchange Commission, including through the SEC’s Internet website at http://www.sec.gov. We have no obligation and do not undertake to update, revise or correct any of the forward-looking statements after the date hereof, or after the respective dates on which any such statements otherwise are made.

FINANCIAL TABLES FOLLOW

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CHINA CERAMICS CO., LTD. AND ITS SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	As of September 30, 2015		As of December 31, 2014
	USD’000	RMB’000	RMB’000

ASSETS AND LIABILITIES
Non-current assets
Property, plant and equipment	108,549	689,894	718,418
Land use rights	4,525	28,758	29,259
Goodwill	588	3,735	3,735
Deferred tax asset	1,477	9,389	7,854
Long-term prepaid expenses	-	-	1,404

	115,139	731,776	760,670

Current assets
Inventories	49,705	315,902	330,763
Trade receivables	94,455	600,319	549,925
Other receivables and prepayments	1,316	8,364	2,178
Restricted cash	4,543	28,872	28,872
Cash and bank balances	35,609	226,318	61,155

	185,628	1,179,775	972,893

Current liabilities
Trade payables	33,633	213,757	122,168
Accrued liabilities and other payables	11,538	73,330	49,989
Interest-bearing bank borrowings	13,267	84,320	84,704
Amounts owed to a related party	5,254	33,391	24,902
Income tax payable	1,415	8,990	2,772

	65,107	413,788	284,535

Net current assets	120,521	765,987	688,358

Non-current liabilities
Deferred tax liabilities	221	1,404	1,404

Net assets	235,439	1,496,359	1,447,624

EQUITY
Total shareholders’ equity	235,439	1,496,359	1,447,624

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CHINA CERAMICS CO., LTD. AND ITS SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

	Three months ended September 30,
	2015		2014
	USD’000	RMB’000	RMB’000

Revenue	53,345	339,040	320,102

Cost of sales	(46,056)	(292,717)	(278,299)

Gross profit	7,289	46,323	41,803

Other income	28	177	463
Selling and distribution expenses	(429)	(2,726)	(2,705)
Administrative expenses	(724)	(4,599)	(6,078)
Finance costs	(199)	(1,263)	(1,249)
Realized and unrealized fair value gain on derivative financial instruments	-	-	12,225
Other expenses	(208)	(1,325)	(341)

Profit before taxation	5,757	36,587	44,118
Income tax expense	(1,529)	(9,718)	(8,408)

Profit attributable to shareholders	4,228	26,869	35,710

Earnings per share
Basic (USD/RMB)	USD 0.21	RMB 1.32	RMB 1.75
Diluted (USD/RMB)	USD 0.21	RMB 1.32	RMB 1.75

Weighted average number of ordinary shares outstanding used in computing earnings per share
Basic	20,430,838	20,430,838	20,430,838
Diluted	20,430,838	20,430,838	20,430,838

CHINA CERAMICS CO., LTD. AND ITS SUBSIDIARIES

SALES VOLUME AND AVERAGE SELLING PRICE (UNAUDITED)

	Three months ended September 30,
	2015	2014

Sales volume (square meters)	10,965,093	10,698,376
Average Selling Price (in RMB/square meter)	30.9	29.9

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CHINA CERAMICS CO., LTD. AND ITS SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

	Nine months ended September 30,
	2015		2014
	USD’000	RMB’000	RMB’000

Revenue	127,258	808,802	797,526

Cost of sales	(112,167)	(712,890)	(722,185)

Gross profit	15,091	95,912	75,341

Other income	94	598	372
Selling and distribution expenses	(1,285)	(8,165)	(11,202)
Administrative expenses	(2,461)	(15,638)	(20,734)
Finance costs	(526)	(3,345)	(3,368)
Realized and unrealized fair value loss on derivative financial instruments	-	-	(59,477)
Other expenses	(318)	(2,021)	(4,888)

Profit/(loss) before taxation	10,595	67,341	(23,956)
Income tax expense	(2,905)	(18,468)	(11,164)

Profit/(loss) attributable to shareholders	7,690	48,873	(35,120)

Earnings/(loss) per share
Basic (USD/RMB)	USD 0.38	RMB 2.39	RMB (1.72)
Diluted (USD/RMB)	USD 0.38	RMB 2.39	RMB (1.72)

Weighted average number of ordinary shares outstanding used in computing earnings/(loss) per share
Basic	20,430,838	20,430,838	20,430,838
Diluted	20,430,838	20,430,838	20,430,838

CHINA CERAMICS CO., LTD. AND ITS SUBSIDIARIES

SALES VOLUME AND AVERAGE SELLING PRICE (UNAUDITED)

	Nine months ended September 30,
	2015	2014

Sales volume (square meters)	26,394,056	27,386,992
Average Selling Price (in RMB/square meter)	30.6	29.1

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CHINA CERAMICS CO., LTD. AND ITS SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the three months ended September 30,
	2015		2014
	USD’000	RMB’000	RMB’000
Cash flows from operating activities
Profit before taxation	5,757	36,587	44,118
Adjustments for
Amortization of land use rights	26	167	167
Depreciation of property, plant and equipment	2,667	16,951	17,129
Fair value gain on derivative financial instruments	-	-	(16,298)
Write down of inventories	628	3,992	(871)
Finance costs	199	1,263	1,249
Interest income	(32)	(206)	(125)
Foreign exchange loss	158	1,002	(224)
Operating cash flows before working capital changes	9,403	59,756	49,218
Increase in inventories	(642)	(4,079)	(35,707)
Increase in trade receivables	(21,879)	(139,057)	(113,208)
Decrease in other receivables and prepayments	433	2,750	1,156
Increase in trade payables	7,770	49,384	32,446
Increase in accrued liabilities, other payables and amounts owed to a related party	1,477	9,388	10,983
Cash used in operations	(3,438)	(21,858)	(55,112)
Interest paid	(199)	(1,263)	(1,249)
Income tax paid	(807)	(5,131)	(1,674)
Net cash used in operating activities	(4,444)	(28,252)	(58,035)

Cash flows from investing activities
Interest received	32	206	125
Net cash generated from investing activities	32	206	125

Cash flows from financing activities
Release of deposit to stock transfer agent	-	-	1,505
Dividend paid	-	-	(1,505)
Repayment to related parties	-	-	(6,838)
Repayment of short term loan	(213)	(1,356)	-
Net cash used in financing activities	(213)	(1,356)	(6,838)

Net decrease in cash and cash equivalents	(4,625)	(29,402)	(64,748)
Cash and cash equivalents, beginning of period	40,257	255,855	128,135
Effect of foreign exchange rate differences	(22)	(135)	(36)
Cash and cash equivalents, end of period	35,609	226,318	63,351

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CHINA CERAMICS CO., LTD. AND ITS SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the nine months ended September 30,
	2015		2014
	USD’000	RMB’000	RMB’000
Cash flows from operating activities
Profit/ (loss) before taxation	10,596	67,341	(23,956)
Adjustments for
Amortization of land use rights	79	501	502
Depreciation of property, plant and equipment	8,019	50,967	52,362
(Gain)/loss on disposal of property, plant and equipment	-	(2)	3,537
Realized loss from derivative financial instruments	-	-	18,163
Fair value loss on derivative financial instruments	-	-	41,314
Write down of inventories	1,817	11,547	(871)
Share-based compensation	-	-	150
Finance costs	526	3,345	3,368
Interest income	(94)	(596)	(391)
Foreign exchange loss	153	972	570
Operating cash flows before working capital changes	21,096	134,075	94,748
Decrease/(increase) in inventories	521	3,314	(52,902)
Increase in trade receivables	(7,929)	(50,394)	(103,404)
(Increase)/decrease in other receivables and prepayments	(752)	(4,782)	12,502
Increase in trade payables	14,411	91,589	76,244
Increase in accrued liabilities, other payables and amounts owed to a related party	1,708	10,858	13,285
Cash generated from operations	29,055	184,660	40,473
Interest paid	(528)	(3,357)	(3,399)
Income tax paid	(2,169)	(13,785)	(6,484)
Net cash generated from operating activities	26,358	167,518	30,590

Cash flows from investing activities
Proceed from derivative financial instruments	-	-	1,390
Proceed from disposal of property, plant and equipment	8	50	11,172
Increase in restricted cash	-	-	(43)
Interest received	94	596	391
Net cash generated from investing activities	102	646	12,910

Cash flows from financing activities
Proceed from short-term loans	5,507	35,000	35,000
Repayment of short-term loans	(5,720)	(36,356)	(50,945)
Dividend paid	(237)	(1,505)	(1,505)
Advances from related parties	-	-	8,470
Net cash used in financing activities	(450)	(2,861)	(8,980)

Net increase in cash and cash equivalents	26,010	165,303	34,520
Cash and cash equivalents, beginning of period	9,622	61,155	28,848
Effect of foreign exchange rate differences	(23)	(140)	(17)
Cash and cash equivalents, end of period	35,609	226,318	63,351

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About Non-GAAP Financial Measures

In addition to China Ceramics’ condensed consolidation financial results under International Financial Reporting Standards ("IFRS"), the Company also provides Non-IFRS financial measures (referred to as Non-GAAP financial measure) for the third quarter of 2014 and 2015 from their comparable IFRS measures. The Company believes that these Non-GAAP financial measures provide investors with other methods for assessing China Ceramics’ operating results in a manner that is focused on the performance of its ongoing operations. Readers are cautioned not to view Non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies, and should refer to the unaudited reconciliation presented below. The Company believes that both management and investors benefit from referring to these Non-GAAP financial measures in assessing the performance of China Ceramics and when planning and forecasting future periods.

The table below sets forth a reconciliation of China Ceramics’ net income to non-GAAP EBITDA for the periods indicated:

	Three months ended September 30,
	2015		2014
	USD’000	RMB’000	RMB’000

Net profit	4,228	26,869	35,710
Interest expense	199	1,263	1,249
Interest income	(32)	(206)	(125)
Income tax expense	1,529	9,718	8,408
Depreciation and amortization expense	2,693	17,118	17,296
Non-GAAP EBITDA (a)	8,617	54,762	62,538

Non-cash fair value gain on derivative financial instruments	-	-	12,225
Adjusted Non-GAAP EBITDA	8,617	54,762	50,313

(a) EBITDA is defined as earnings before interest, taxes, depreciation and amortization

The table below sets forth a reconciliation of China Ceramics’ profit to non-GAAP profit for the third quarter of 2014:

	GAAP	(1)	Non-GAAP
Profit before taxation (RMB’000)	44,118	12,225	31,893
Net profit (RMB’000)	35,710	12,225	23,485
Earnings per share - basic and diluted (RMB)	1.75		1.15

(1) Non-cash fair value gain on derivative financial instruments.

The table below sets forth a reconciliation of China Ceramics’ profit to non-GAAP profit for the nine months ended September 30, 2014:

	GAAP	(1)	Non-GAAP
(Loss)/profit before taxation (RMB’000)	(23,956)	(59,477)	35,521
Net (loss)/profit (RMB’000)	(35,120)	(59,477)	24,357
(Loss)/earnings per share - basic and diluted (RMB)	(1.72)		1.19

(1) Non-cash fair value loss on derivative financial instruments.

Source: China Ceramics Co., Ltd.

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